Contact

www.linkedin.com/in/drakeswezey (LinkedIn)

Top Skills

Ecosystem Management

Regenerative Livestock Management

Written Communication

Honors-Awards

Rachel H. Austin Award for science

Presidential Silver Service Award for community service

Science Department Award for Physics

Drake Swezey

Regenerative Business, Agriculture & Natural Resource Management

Boulder, Colorado, United States

Summary

Envisioning a land and natural resource management paradigm that benefits all while combating our global crises.

Experience

World Tree

1 year 1 month

Chief Operating Officer

June 2023 - Present (5 months)

Director of Business Operations

October 2022 - June 2023 (9 months)

Urban Villages

Special Projects Graduate Intern

May 2022 - October 2022 (6 months)

Denver, Colorado, United States

Inland Ocean Coalition

Board Fellow - Ocean Friendly Farmers Program

February 2022 - May 2022 (4 months)

Boulder, Colorado, United States

Worked to develop the Ocean Friendly Farmers program.

Hines

Facilities Coordinator

January 2020 - January 2021 (1 year 1 month)

Fremont, California

Hines @Facebook

TomKat Ranch

Regenerative Ranching Apprentice

September 2018 - November 2019 (1 year 3 months)

Pescadero, CA

TomKat Ranch Educational Foundation
Regenerative Ranching Intern
June 2018 - September 2018 (4 months)
Pescadero, CA

Hünstetten STORM Baseball Club
Professional Baseball Player and Director of Youth Development
March 2017 - December 2017 (10 months)
Hünstetten, Hesse, Germany

Played Shortstop and Pitcher for professional baseball club in Southwest Germany.
Developed a scouting and recruitment plan for future talent acquisition.
Directed youth player development and strategy for the amateur division.

Farmscape LLC
Urban Farmer
June 2016 - March 2017 (10 months)
San Francisco Bay Area

Farmscape is the largest urban farming venture in California. We design, install, and maintain urban farms. We are bringing the farm back to the city one plot at a time.

MORE Physical Therapy, Inc.
Physical Therapy Aide
September 2015 - June 2016 (10 months)
Santa Clara, California

Assisted physical therapists and their patients, ensuring a comprehensive and speedy return to physical activity.

Facebook
Real Estate Portfolio Intern
June 2015 - September 2015 (4 months)
Menlo Park Campus

Managed and produced a variety of reports used by team in preparing for city council meetings.
Researched for and created community and partner management flowsheets.

Facebook
Sustainability and Purchasing Intern

July 2014 - September 2014 (3 months)
Menlo Park Campus

Sustainability and Purchasing intern for the Facebook Culinary Team. Met with vendors to ensure sustainable processes and did research on compostable service ware, producer certifications, and sustainable culinary practices.

Facebook
Special Projects Assistant
December 2011 - August 2013 (1 year 9 months)

Worked as a Special Projects Assistant at the Palo Alto, then Menlo Park Campus of Facebook. (Seasonal)

NASA Ames Research Center
Lunar Dust Laboratory Technician
June 2010 - August 2010 (3 months)
NASA Ames Research Center

Education

University of Colorado Boulder - Leeds School of Business
Master of Business Administration - MBA · (2021 - 2023)

Santa Clara University
Bachelor of Science (B.S.), Environmental Studies · (2011 - 2015)

Palo Alto High School